The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 18, 2007, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on April 30, 2007.

The Junior Participating Preferred Share Purchase Rights referred to herein expired on April 30, 2007, pursuant to the Rights Agreement, dated as of May 20, 1997, between Hospitality Properties Trust and Wells Fargo Bank, National Associates (as successor to State Street Bank and Trust Company), as Rights Agent.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 30, 2007.